UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

August 1, 2024

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In the Matter of

Anabasis Real Estate Investment Trust, LLC
103 Century 21 Drive
Suite 100-008
Jacksonville, Florida 32216

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-12342

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  Anabasis Real Estate Investment Trust, LLC filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

  In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on August 1, 2024.

  For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief